Exhibit 2.12

News release

TSX, NYSE – HBM

2011 No. 12

HudBay Minerals Announces Take-up of Over 90% of Norsemont

Mining Inc.’s Shares and Extends Offer Until March 15, 2011

Toronto, Ontario – March 2, 2011 – HudBay Minerals Inc. (“HudBay”) (TSX/NYSE: HBM) announced today it has been successful in its bid to acquire Norsemont Mining Inc. (“Norsemont”) (TSX:NOM) (BVL:NOM) under its offer dated January 24, 2011 (the “Offer”). All of the conditions to the Offer have been satisfied and the 104,635,351 common shares of Norsemont (“Norsemont Shares”) that were validly deposited at the original expiry time of the Offer have been taken up and will be paid for in accordance with the Offer. As a result of taking up shares under the Offer, HudBay currently owns approximately 91 per cent of the issued and outstanding Norsemont Shares (calculated on a fully-diluted basis).

HudBay also announced today that it is extending the Offer until 5:00 p.m. (Toronto time) on March 15, 2011 to enable Norsemont shareholders who have not yet tendered their Norsemont Shares to accept the Offer. A notice of extension will be mailed to Norsemont shareholders and has been filed with the applicable securities regulatory authorities. The notice may be obtained free of charge at www.sedar.com or www.sec.gov or by contacting Kingsdale Shareholder Services Inc., the Depositary and Information Agent in connection with the Offer, as indicated below.

HudBay intends to acquire all of the remaining Norsemont Shares by compulsory acquisition under Section 300 of the Business Corporations Act (British Columbia). Norsemont shareholders are encouraged to tender their shares prior to the expiry of the Offer on March 15, 2011 in order to avoid any delay in receiving the consideration payable for their shares pursuant to a second stage transaction and, in respect of the HudBay common shares they may receive as consideration, to become holders of record prior to the March 21, 2011 record date for HudBay’s semi-annual dividend of $0.10 per common share, which is payable on March 31, 2011.

Pursuant to the terms of the Offer, Norsemont shareholders will receive in respect of each deposited Norsemont Share, at their election, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer.

HudBay will issue approximately 19.8 million common shares and pay approximately $117 million in cash for Norsemont Shares taken up to date pursuant to the Offer.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX:HBM) (NYSE:HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

Certain of the statements made and information contained herein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is prospective in nature and includes, but is not limited to, information with respect to the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of known and unknown risks and uncertainties and other factors, including, among other things, risks related to the Offer, as well as those risk factors discussed in the take-over bid circular. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer or HudBay, Norsemont or their financial or operating results or securities.

This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.

For more information, please contact:

John Vincic Vice President, Investor Relations & Corporate Communications HudBay Minerals Inc. Tel: 416-362-0615 Email: john.vincic@hudbayminerals.com

Further Information for Norsemont Mining Shareholders:

Kingsdale Shareholder Services Inc.

Toll Free 1-800-775-3159 (English or French)

Outside North America, Bankers and Brokers Call Collect: 416-867-2272

Facsimile: 416-867-2271, Toll Free Facsimile

1-866-545-5580

Email:

contactus@kingsdaleshareholder.com

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